

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2010

Mr. Vasant M. Prabhu
Chief Financial Officer
Starwood Hotels & Resorts Worldwide, Inc.
1111 Westchester Avenue
White Plains, NY 10604

     RE: **Starwood Hotels & Resorts Worldwide, Inc.**
              Form 10-K for the year ended December 31, 2009
              Filed February 25, 2010
              Proxy Statement on Schedule 14A
              Filed March 29, 2010
              File No. 1-07959

Dear Mr. Prabhu:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                           Sincerely,

                           Linda van Doorn
                           Senior Assistant Chief Accountant